Exhibit 99.1

Page
Interim Condensed Consolidated Statements of Financial Position as at September 30, 2024 and December 31, 2023	F-2
Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three and nine months ended September 30, 2024 and 2023	F-3
Interim Condensed Consolidated Statements of Changes in Equity (Deficit) for the nine months ended September 30, 2024 and 2023	F-4
Interim Condensed Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2024 and 2023	F-5
Notes to the Interim Condensed Consolidated Financial Statements	F-6

Mogo Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Note	September 30, 2024	December 31, 2023
Assets
Cash and cash equivalent		9,765	16,133
Restricted cash		2,665	1,737
Marketable securities	5	12,517	26,332
Loans receivable, net	4	60,349	61,717
Prepaid expenses, and other receivables and assets		13,428	13,067
Investment portfolio		11,274	11,436
Property and equipment	6	372	526
Right-of-use assets		593	670
Investment in sublease, net		1,069	1,228
Intangible assets	7	32,834	36,562
Goodwill		38,355	38,355
Total assets		183,221	207,763

Liabilities
Accounts payable, accruals and other		24,958	24,082
Lease liabilities		2,297	2,709
Credit facility	8	49,317	49,405
Debentures	9	35,324	36,783
Derivative financial liabilities	10	-	34
Deferred tax liability		729	1,026
Total liabilities		112,625	114,039

Equity
Share capital	17a	389,717	389,806
Contributed surplus		37,210	35,503
Foreign currency translation reserve		(430)	243
Deficit		(355,901)	(331,828)
Total equity		70,596	93,724
Total equity and liabilities		183,221	207,763

Approved on Behalf of the Board

Signed by “Greg Feller” , Director

Signed by “Christopher Payne” , Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except per share amounts)

		Three months ended		Nine months ended
	Note	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Revenue
Subscription and services		10,689	9,519	31,816	28,598
Interest revenue		6,996	6,661	21,347	19,466
	11a	17,685	16,180	53,163	48,064
Cost of revenue
Provision for loan losses, net of recoveries	4	4,447	3,781	13,443	9,345
Transaction costs		1,340	1,012	4,421	3,521
		5,787	4,793	17,864	12,866
Gross profit		11,898	11,387	35,299	35,198
Operating expenses
Technology and development		2,367	2,547	7,937	8,395
Marketing		982	954	3,223	2,239
Customer service and operations		2,867	2,593	8,355	8,226
General and administration		3,535	3,227	11,218	11,410
Stock-based compensation	17c	579	804	1,724	1,898
Depreciation and amortization	6,7	1,966	2,105	6,426	6,682
Total operating expenses	12	12,296	12,230	38,883	38,850
Loss from operations		(398)	(843)	(3,584)	(3,652)
Other expenses (income)
Credit facility interest expense	8	1,726	1,521	5,114	4,469
Debenture and other financing expense	9,18	791	768	2,550	2,377
Accretion related to debentures	9	170	228	517	735
Share of loss in investment accounted for using the equity method		—	—	—	8,267
Revaluation loss	13	5,284	5,480	12,497	3,972
Other non-operating (income) expense	14	(177)	787	68	3,245
		7,794	8,784	20,746	23,065
Net loss before tax		(8,192)	(9,627)	(24,330)	(26,717)
Income tax recovery		(80)	(123)	(257)	(321)
Net loss		(8,112)	(9,504)	(24,073)	(26,396)
Other comprehensive (loss) income:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency transaction reserve (loss) gain		(549)	21	(673)	(99)
Other comprehensive (loss) income		(549)	21	(673)	(99)
Total comprehensive loss		(8,661)	(9,483)	(24,746)	(26,495)
Net loss per share
Basic and diluted loss per share		(0.33)	(0.38)	(0.99)	(1.06)
Weighted average number of basic and fully diluted common shares (in 000s)		24,383	24,789	24,406	24,923

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except share amounts)

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2023	24,325	389,806	35,503	243	(331,828)	93,724
Net loss	—	—	—	—	(24,073)	(24,073)
Purchase of common shares for cancellation	(45)	(104)	—	—	—	(104)
Cancellation of replacement awards	(1)	—	—	—	—	—
Foreign currency translation reserve	—	—	—	(673)	—	(673)
Stock-based compensation (Note 17c)	—	—	1,724	—	—	1,724
Options exercised or converted	2	15	(17)	—	—	(2)
Balance, September 30, 2024	24,281	389,717	37,210	(430)	(355,901)	70,596

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2022	24,892	391,243	33,025	559	(313,941)	110,886
Net loss	—	—	—	—	(26,396)	(26,396)
Purchase of common shares for cancellation	(254)	(751)	—	—	—	(751)
Cancellation of replacement awards	(3)	—	—		—	—
Foreign currency translation reserve	—	—	—	(99)	—	(99)
Stock-based compensation (Note 17c)	—	—	1,891	—	—	1,891
Warrants issued (Note 17d)	—	—	7	—	—	7
Treasury shares reserve (Note 17b)	(90)	(244)	—	—	—	(244)
Balance, September 30, 2023	24,545	390,248	34,923	460	(340,337)	85,294

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

		Three months ended		Nine months ended
Cash provided by (used in) the following activities:	Note	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Operating activities
Net loss		(8,112)	(9,504)	(24,073)	(26,396)
Items not affecting cash and other items:
Depreciation and amortization	6,7	1,966	2,105	6,426	6,682
Provision for loan losses	4	4,451	3,933	13,449	9,926
Credit facility interest expense	8	1,726	1,521	5,114	4,469
Debenture and other financing expense	9,18	791	768	2,550	2,377
Accretion related to debentures	9	170	228	517	735
Share of loss in investment accounted for using the equity method		—	—	—	8,267
Stock-based compensation expense	17c	579	804	1,724	1,898
Revaluation loss	13	5,284	5,480	12,497	3,972
Other non-operating (income) expense	14	—	10	149	1,821
Income tax recovery		(80)	(123)	(257)	(321)
		6,775	5,222	18,096	13,430
Changes in:
Net issuance of loans receivable		(3,300)	(6,773)	(12,230)	(11,780)
Prepaid expenses, and other receivables and assets		791	(1,663)	(364)	(3,230)
Accounts payable, accruals and other		877	2,216	748	1,597
Restricted cash		(1,385)	(576)	(928)	12
Net investment in sub-lease		112	3	268	3
		3,870	(1,571)	5,590	32
Interest paid		(2,321)	(2,607)	(7,358)	(6,964)
Income taxes paid		(19)	24	(41)	(35)
Net cash provided by (used in) operating activities		1,530	(4,154)	(1,809)	(6,967)

Investing activities
Investment in intangible assets	7	(890)	(650)	(2,448)	(2,235)
Purchase of marketable securities		—	—	(816)	—
Proceeds from sale of investments		200	139	200	139
Proceeds from sale of marketable securities		384	—	1,076	—
Purchases of property and equipment	6	(8)	—	(8)	(8)
Net cash used in investing activities		(314)	(511)	(1,996)	(2,104)

Financing activities
Lease liabilities – principal payments		(144)	(149)	(412)	(441)
Repayments on debentures	9	(491)	(534)	(1,686)	(2,149)
Advances on credit facility	8	—	2,279	1,904	2,946
Repayments on credit facility	8	(825)	—	(2,243)	(2,119)
Repurchase of common shares		—	(329)	(104)	(680)
Net cash (used in) provided by financing activities		(1,460)	1,267	(2,541)	(2,443)

Effect of exchange rate fluctuations on cash and cash equivalents		(14)	20	(22)	(39)
Net decrease in cash and cash equivalent		(258)	(3,378)	(6,368)	(11,553)
Cash and cash equivalent, beginning of period		10,023	21,093	16,133	29,268
Cash and cash equivalent, end of period		9,765	17,715	9,765	17,715

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

1.
Nature of operations

Mogo Inc. (“Mogo” or the "Company") was continued under the Business Corporations Act (British Columbia) on June 21, 2019 following the combination with Mogo Finance Technology Inc. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo offers simple digital solutions to help its members dramatically improve their path to wealth-creation and financial freedom. MOGO offers commission-free stock trading that helps users thoughtfully invest based on a Warren Buffett approach to long-term investing – while also making a positive impact with every investment. Moka offers Canadians a real alternative to mutual funds and wealth managers that overcharge and underperform with a fully managed investing solution based on the proven outperformance of an S&P 500 strategy, and at a fraction of the cost. Mogo also offers digital loans and mortgages. Through Carta Worldwide, Mogo also offers a low-cost payments platform that powers next-generation card programs for companies across Europe and Canada.

On August 14, 2023, the Company completed a share consolidation of its share capital on the basis of one post-consolidation common share of Mogo for each three pre-consolidation common shares of Mogo (the "Share Consolidation"). Outstanding stock options and outstanding warrants were similarly adjusted by the Share Consolidation ratio. The Share Consolidation resulted in 74,610,924 pre-consolidation common shares issued and outstanding on August 11, 2023, being consolidated into 24,870,308 post-consolidation common shares on August 14, 2023. In accordance with the Share Consolidation, all common shares and per-share amounts for current and prior periods, disclosed herein reflect the post-Share Consolidation shares unless otherwise specified.

2.
Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board and should be read in conjunction with the Company's last annual consolidated financial statements as at and for the year ended December 31, 2023. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company's financial position and performance since the last annual financial statements.

The Company presents its interim condensed consolidated statements of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements were authorized by the Board of Directors (the “Board”) to be issued on November 6, 2024.

These interim condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least 12 months from the date of approval of these interim condensed consolidated financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

2.
Basis of presentation (Continued from previous page)

In arriving at this judgment, management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the next 12 months from the date of approval of these interim condensed consolidated financial statements, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to Notes 8, 9, and 16 for details on amounts that may come due in the next 12 months.

For these reasons, the Company continues to adopt a going concern basis in preparing the interim condensed consolidated financial statements.

Reclassification of prior year presentation

In the current financial year, the Company has reclassified certain items in its statement of financial position to improve the presentation and provide more relevant information. Notably, a portion of the investment portfolio caption was reclassified to marketable securities.

These reclassifications had no effect on the reported results of operations.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars. The functional currency of each subsidiary is determined based on the currency of the primary economic environment in which that subsidiary operates. The functional currency of each subsidiary that is not in Canadian dollars is as follows: Carta Financial Services Ltd. (GBP), Carta Solutions Processing Services Cyprus Ltd. (EUR), Carta Solutions Processing Services Corp. (MAD), Carta Solutions Singapore PTE. Ltd. (SGD), Moka Financial Technologies Europe (EUR).

3.
Material accounting policies

Except for Amendments to IAS 1, adopted January 1, 2024 as described below the accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023.

Significant accounting judgements, estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2023.

New and amended standards and interpretations

In January 2020, the IASB issued Classification of liabilities as current or non-current (Amendments to IAS 1) to clarify how to classify debt and other liabilities as current or non-current. The amendments are effective for reporting periods beginning on or after January 1, 2024. This standard, which we adopted as of January 1, 2024, did not have a material impact on the interim condensed consolidated financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

4.
Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans to customers with terms of one year or less, while non-current loans are those with terms exceeding one year. The breakdown of the Company’s gross loans receivable as at September 30, 2024 and December 31, 2023 are as follows:

	As at
	September 30, 2024	December 31, 2023
Current (terms of one year or less)	74,236	74,121
Non-current (terms exceeding one year)	—	151
	74,236	74,272

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents our assessment of credit risk exposure and by their IFRS 9 – Financial Instruments expected credit loss measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9. Stage 3 gross loans receivable include net balances outstanding and still anticipated to be collected for loans previously charged off and these are carried in gross receivables at the net expected collectible amount with no associated allowance.

		As at September 30, 2024
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	58,601	—	—	58,601
Lower risk	1-30 days past due	2,949	—	—	2,949
Medium risk	31-60 days past due	—	1,263	—	1,263
Higher risk	61-90 days past due	—	985	—	985
Non-performing	91+ days past due or bankrupt	—	—	10,438	10,438
	Gross loans receivable	61,550	2,248	10,438	74,236
	Allowance for loan losses	(6,107)	(1,565)	(6,215)	(13,887)
	Loans receivable, net	55,443	683	4,223	60,349

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

4.
Loans receivable (Continued from previous page)

		As at December 31, 2023
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	59,938	—	—	59,938
Lower risk	1-30 days past due	3,404	—	—	3,404
Medium risk	31-60 days past due	—	1,096	—	1,096
Higher risk	61-90 days past due	—	808	—	808
Non-performing	91+ days past due or bankrupt	—	—	9,026	9,026
	Gross loans receivable	63,342	1,904	9,026	74,272
	Allowance for loan losses	(6,445)	(1,266)	(4,844)	(12,555)
	Loans receivable, net	56,897	638	4,182	61,717

In determination of the Company’s allowance for loan losses, internally developed models are used to factor in credit risk related metrics, including the probability of defaults, the loss given default and other relevant risk factors. Management also considered the impact of key macroeconomic factors and determined that historic loan losses are mostly correlated with unemployment rate, inflation rate, bank prime rate and GDP growth rate. These macroeconomic factors were used to generate various forward-looking scenarios used in the calculation of allowance for loan losses. If management were to assign 100% probability to a pessimistic scenario forecast, the allowance for credit losses would have been $1,140 higher than the reported allowance for credit losses as at September 30, 2024 (December 31, 2023 – $1,235 higher).

Overall changes in the allowance for loan losses are summarized below:

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Balance, beginning of the period	14,214	11,321	12,555	13,073
Provision for loan losses
Originations	481	778	1,667	1,691
Repayments	(216)	(202)	(648)	(718)
Re-measurement	4,186	3,357	12,430	8,953
Charge offs	(4,778)	(3,267)	(12,117)	(11,012)
Balance, end of the period	13,887	11,987	13,887	11,987

The provision for loan losses in the interim condensed consolidated statements of operations and comprehensive income (loss) is recorded net of recoveries. Recoveries for the three and nine months ended September 30, 2024 were $4 and $6 respectively (September 30, 2023 – $152 and $581 respectively).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

5. Marketable securities

	As at
	September 30, 2024	December 31, 2023
WonderFi Technologies Inc.	12,175	25,654
Others	342	678
Total	12,517	26,332

6. Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance, December 31, 2022	3,175	1,210	2,055	6,440
Additions	214	—	—	214
Impairment	(239)	(212)	—	(451)
Disposals	(2,160)	(998)	(2,055)	(5,213)
Effects of movement in exchange rate	2	—	—	2
Balance, December 31, 2023	992	—	—	992
Additions	8	—	—	8
Disposals	—	—	—	—
Effects of movement in exchange rate	12	—	—	12
Balance, September 30, 2024	1,012	—	—	1,012

Accumulated depreciation
Balance, December 31, 2022	2,313	971	2,055	5,339
Depreciation	313	27	—	340
Disposals	(2,160)	(998)	(2,055)	(5,213)
Balance, December 31, 2023	466	—	—	466
Depreciation	169	—	—	169
Effects of movement in exchange rate	5	—	—	5
Balance, September 30, 2024	640	—	—	640

Net book value
Balance, December 31, 2023	526	—	—	526
Balance, September 30, 2024	372	—	—	372

Depreciation of $55 and $169 for the three and nine months ended September 30, 2024, respectively (September 30, 2023 – $64 and $268 respectively) for property and equipment is included in depreciation and amortization in the interim condensed consolidated statements of operations and comprehensive income (loss).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

7. Intangible assets

	Internally generated– completed	Internally generated– in progress	Software licenses	Acquired technology assets	Customer relationships	Brand	Regulatory licenses	Total
Cost
Balance, December 31, 2022	29,533	7,147	3,973	21,000	8,900	1,000	6,800	78,353
Additions	—	3,206	—	—	—	—	—	3,206
Impairment	—	—	(10)	—	—	—	—	(10)
Disposals	(13,597)	—	(3,444)	—	—	—	—	(17,041)
Transfers	8,810	(8,810)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	(32)	—	—	—	—	(32)
Balance, December 31, 2023	24,746	1,543	487	21,000	8,900	1,000	6,800	64,476
Additions	—	2,448	—	—	—	—	—	2,448
Transfers	1,734	(1,734)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	16	—	—	—	—	16
Balance, September 30, 2024	26,480	2,257	503	21,000	8,900	1,000	6,800	66,940

Accumulated amortization
Balance, December 31, 2022	24,350	—	3,612	3,822	2,493	—	2,247	36,524
Amortization	3,797	—	105	2,100	1,065	—	1,360	8,427
Disposals	(13,597)	—	(3,444)	—	—	—	—	(17,041)
Effects of movement in exchange rate	(24)		28					4
Balance, December 31, 2023	14,526	—	301	5,922	3,558	—	3,607	27,914
Amortization	2,714	—	75	1,575	798	—	1,020	6,182
Effects of movement in exchange rate	—	—	10	—	—	—	—	10
Balance, September 30, 2024	17,240	—	386	7,497	4,356	—	4,627	34,106

Net book value
Balance, December 31, 2023	10,220	1,543	186	15,078	5,342	1,000	3,193	36,562
Balance, September 30, 2024	9,240	2,257	117	13,503	4,544	1,000	2,173	32,834

Amortization of intangible assets of $1,886 and $6,182 for the three and nine months ended September 30, 2024 (September 30, 2023 – $2,015 and $6,136, respectively) is included in depreciation and amortization in the interim condensed consolidated statements of operations and comprehensive income (loss).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

8. Credit facility

The credit facility consists of a $60,000 senior secured credit facility. On May 9, 2024, the maturity date of the facility was extended from July 2, 2025 to January 2, 2026. The Company determined this extension was a non-substantial modification of the existing credit facility.

The credit facility is subject to variable interest rates that reference the Secured Overnight Financing Rate (“SOFR”), or under certain conditions, the Federal Funds Rate in effect. The effective interest rate on the facility is SOFR plus 8% with no floor. There is a 0.33% fee on the available but undrawn portion of the $60,000 facility. The principal and interest balance outstanding for the credit facility as at September 30, 2024 was $49,317 (December 31, 2023 – $49,405). Refer to Note 16 for details on the reform of major interest rate benchmarks.

The credit facility is subject to certain covenants and events of default. A certain covenant of the credit facility requires the Company to maintain a prescribed level of tangible net worth.

The Company’s tangible net worth can fluctuate significantly from period to period, primarily due to continuous market revaluations of the Company’s marketable securities. As a result of a decrease in the fair value of certain investments during the three months ended September 30, 2024 (primarily due to non-cash unrealized fair value losses on the Company’s investment in WonderFi Technologies Inc), the Company was granted a waiver by its lender for any potential breach of its tangible net worth covenant prior to the end of the quarter. As a result, the Company remained in compliance with all its covenants as at September 30, 2024.

Interest expense on the credit facility for the three and nine months ended September 30, 2024 of $1,726 and $5,114, respectively (September 30, 2023 – $1,521 and $4,469, respectively) is included in credit facility interest expense in the interim condensed consolidated statements of operations and comprehensive income (loss).

The Company has provided its senior lenders with a general security interest in all present and after acquired personal property of the Company, including certain pledged financial instruments, cash and cash equivalents.

	As at
	September 30, 2024	December 31, 2023
Balance, beginning of the period	49,405	46,180
Advances from credit facility	1,904	5,344
Payments on credit facility	(2,243)	(2,119)
Interest payable	251	—
Balance, end of the period	49,317	49,405

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

9. Debentures

The Company's debentures pay interest at a coupon rate between 8 - 10% per annum. Payments of interest and principal are made to debenture holders on a quarterly basis on the first business day following the end of a calendar quarter, at the Company's option either in cash or Common shares.

The Company’s debentures balance includes the following:

	As at
	September 30, 2024	December 31, 2023
Principal balance	35,453	37,020
Discount	(867)	(1,000)
	34,586	36,020
Interest payable	738	763
	35,324	36,783

	As at
	September 30, 2024	December 31, 2023
Balance, beginning of the period	36,783	38,266
Principal repayments	(1,686)	(2,393)
Discount accretion	517	958
Revaluation	(364)	32
Other	74	(80)
Balance, end of the period	35,324	36,783

As at June 30, 2024, the Company adjusted the amortised cost of the debentures to give effect to amended maturity date of the Company's senior secured credit facility from July 2, 2025 to January 2, 2026. The Company determined this constituted a non-substantial modification of the existing debentures and the amortised cost of the debentures was recalculated by discounting the revised estimated future cash flows at the existing effective interest rate.

The Debentures are secured by the assets of the Company, governed by the terms of a trust deed and, among other things, are subject to a subordination agreement to the credit facility which effectively extends the individual maturity dates of the debentures to January 2, 2026, being the maturity date of the credit facility.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

9. Debentures (Continued from previous page)

The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

	Principal component of quarterly payment	Principal due on maturity	Total
2024	499	—	499
2025	2,190	—	2,190
2026	574	32,190	32,764
	3,263	32,190	35,453

The debenture principal repayments are payable in either cash or Common Shares, at Mogo’s option. The number of Common Shares required to settle the principal repayments is variable based on the Company's share price at the repayment date.

10. Derivative financial liabilities

On December 13, 2021, as part of a registered direct offering, the Company issued stock warrants to investors to purchase up to an aggregate of 1,018,519 Common Shares at an exercise price of US$14.10 at any time prior to three and a half years following the date of issuance.

The stock warrants are classified as a liability under IFRS by the sole virtue of their exercise price being denominated in USD. As such, the warrants are subject to revaluation under the Black Scholes model at each reporting date, with gains and losses recognized to the interim condensed consolidated statements of operations and comprehensive income (loss).

The stock warrants are classified as a derivative liability, and not equity, due to the exercise price being denominated in USD, which is different than the Company's functional currency.

In the event that these warrants are fully exercised, the Company would receive cash proceeds of US$14,361 with the balance of the liability reclassified to equity at that time. If the warrants were to expire unexercised, then the liability would be extinguished through a gain in the interim condensed consolidated statements of operations and comprehensive income (loss).

	As at
	September 30, 2024	December 31, 2023
Balance, beginning of the period	34	419
Change in fair value due to revaluation of derivative financial liabilities	(35)	(379)
Change in fair value due to foreign exchange	1	(6)
Balance, end of the period	—	34

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

10. Derivative financial liabilities (Continued from previous page)

Details of the derivative financial liabilities as at September 30, 2024 are as follows:

	Warrants outstanding and exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2022	1,910	29.06
Warrants issued	—	—
Balance, December 31, 2023	1,910	29.06
Warrants issued	—	—
Warrants expired	(891)	41.84
Balance, September 30, 2024	1,019	17.88

The 1,018,519 warrants outstanding noted above have expiry dates of June 2025.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	As at
	September 30, 2024	December 31, 2023
Risk-free interest rate	4.38%	4.79%
Expected life	1.45 years	0.7 - 1.5 years
Expected volatility in market price of shares	70%	73 - 77%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

11. Geographic information

(a)
Revenue

Revenue presented below has been based on the geographic location of customers.

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Canada	15,530	14,578	47,449	43,395
Europe	2,155	1,602	5,714	4,669
Total	17,685	16,180	53,163	48,064

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

11. Geographic information (Continued from previous page)

(b)
Non-current assets

Non-current assets presented below has been based on geographic location of the assets.

	As at
	September 30, 2024	December 31, 2023
Canada	73,037	77,032
Europe	163	263
Other	23	46
Total	73,223	77,341

12. Expense by nature and function

The following table summarizes the Company’s operating expenses by nature:

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Personnel expense	5,145	4,524	15,430	15,486
Depreciation and amortization	1,966	2,105	6,426	6,682
Hosting and software licenses	1,316	1,298	4,187	4,129
Marketing	948	917	3,113	2,065
Professional services	676	657	2,435	2,056
Stock-based compensation	579	804	1,724	1,898
Insurance and licenses	415	454	1,301	1,582
Credit verification costs	249	372	803	1,130
Premises	227	287	599	954
Others	775	812	2,865	2,868
Total	12,296	12,230	38,883	38,850

The following table summarizes the Company’s operating expenses by function including stock-based compensation and depreciation and amortization:

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Technology and development	3,728	3,983	11,910	12,325
Marketing	968	977	3,253	2,275
Customer service and operations	2,970	2,750	8,745	8,883
General and administration	4,630	4,520	14,974	15,368
Total	12,296	12,230	38,882	38,851

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

13. Revaluation loss

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Change in fair value due to revaluation of derivative financial liabilities	(1)	(141)	(35)	(343)
Realized loss on investment portfolio	162	423	235	423
Unrealized loss on investment portfolio and marketable securities	5,595	5,118	13,351	3,962
Loss (gain) on modification of debentures	29	80	(364)	(195)
Realized foreign exchange (gain) loss	(6)	3	35	34
Unrealized foreign exchange (gain) loss	(495)	(3)	(725)	91
Total	5,284	5,480	12,497	3,972

14. Other non-operating (income) expense

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Restructuring charges	—	759	14	3,030
Acquisition costs and other	(177)	28	54	215
Total	(177)	787	68	3,245

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

15. Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants which takes place in the principal (or most advantageous) market at the measurement date. The fair value of a liability reflects its non-performing risk. Assets and liabilities recorded at fair value in the consolidated statements of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•
Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.
•
Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.
•
Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

(a) Valuation process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third-party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm’s length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company’s estimate of assumptions that a market participant would make when valuing the instruments.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

15. Fair value of financial instruments (Continued from previous page)

(b) Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. During the three and nine months ended September 30, 2024, there have not been any transfers between fair value hierarchy levels.

		Carrying amount				Fair value
As at September 30, 2024	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Marketable securities	5	12,517	—	—	12,517	12,517	—	—	12,517
Investment portfolio		11,274	—	—	11,274	—	—	11,274	11,274
		23,791	—	—	23,791
Financial assets not measured at fair value
Cash and cash equivalent		—	9,765	—	9,765	9,765	—	—	9,765
Restricted cash		—	2,665	—	2,665	2,665	—	—	2,665
Loans receivable – current	4	—	60,349	—	60,349	—	—	60,349	60,349
Other receivables		—	12,855	—	12,855	—	—	12,855	12,855
		—	85,634	—	85,634
Financial liabilities measured at fair value
Derivative financial liabilities	10	—	—	—	—	—	—	—	—
		—	—	—	—
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	24,752	24,752	—	—	24,752	24,752
Credit facility	8	—	—	49,317	49,317	—	49,317	—	49,317
Debentures	9	—	—	35,324	35,324	—	—	32,424	32,424
		—	—	109,393	109,393

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

15. Fair value of financial instruments (Continued from previous page)

(b) Accounting classifications and fair values (Continued from previous page)

		Carrying amount				Fair value
As at December 31, 2023	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Marketable securities	5	26,332	—	—	26,332	26,332	—	—	26,332
Investment portfolio		11,436	—	—	11,436	—	—	11,436	11,436
		37,768	—	—	37,768
Financial assets not measured at fair value
Cash and cash equivalent		—	16,133	—	16,133	16,133	—	—	16,133
Restricted cash		—	1,737	—	1,737	1,737	—	—	1,737
Loans receivable – current	4	—	61,717	—	61,717	—	—	61,717	61,717
Loans receivable – non-current	4	—	151	—	151	—	—	151	151
Other receivables		—	11,750	—	11,750	—	—	11,750	11,750
		—	91,488	—	91,488
Financial liabilities measured at fair value
Derivative financial liabilities	10	34	—	—	34	—	34	—	34
		34	—	—	34
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	23,904	23,904	—	—	23,904	23,904
Credit facility	8	—	—	49,405	49,405	—	49,405	—	49,405
Debentures	9	—	—	36,783	36,783	—	—	34,997	34,997
		—	—	110,092	110,092

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

15. Fair value of financial instruments (Continued from previous page)

(c) Measurement of fair values:

(i) Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the interim condensed consolidated statements of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Investment portfolio: Equities Unlisted

• Price of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions

• Revenue multiples (0.6-3.0, 2023: 0.6-3.0)

• Balance sheets and last twelve-month revenues for certain of the investee companies

• Equity volatility (50-130%, 2023: 50-130%)

• Time to exit events

• Discount for lack of marketability (0-20%, 2023: 0-20%)

• Increases in revenue multiples increases fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership	• Increases in net asset value per unit or change in market pricing of comparable companies of the underlying investment made by the partnership can increase fair value

Loans receivable non-current	• Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	• Expected timing and amount of cash flows • Discount rate	• Changes to the expected amount and timing of cash flow changes fair value • Increases to the discount rate can decrease fair value

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

15. Fair value of financial instruments (Continued from previous page)

(c) Measurement of fair values (Continued from previous page):

(i) Valuation techniques and significant unobservable inputs (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at September 30, 2024 and December 31, 2023 and classified as Level 3:

	As at
	September 30, 2024	December 31, 2023
Balance, beginning of the period	11,436	11,915
Disposal	(200)	(152)
Unrealized exchange gain (loss)	160	(201)
Realized loss on investment portfolio	(120)	(508)
Unrealized (loss) gain on investment portfolio	(2)	382
Balance, end of the period	11,274	11,436

The fair value of the Company's current loans receivable, other receivables, and accounts payable, accruals and other approximates its carrying values due to the short-term nature of these instruments. The fair value of the Company's credit facility approximates its carrying amount due to its variable interest rate, which approximates a market interest rate. The fair value of the Company's debentures was determined based on a discounted cash flow analysis using observable market interest rates for instruments with similar terms.

(ii) Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
September 30, 2024	Adjusted market multiple (5% movement)	561	(561)

December 31, 2023	Adjusted market multiple (5% movement)	572	(572)

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

16. Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages these risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure associated with the Company's loans receivable is limited to the gross carrying amount.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable is unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bear interest fluctuating with the Secured Overnight Financing Rate (“SOFR”). The credit facility does not have a SOFR floor. As at September 30, 2024, SOFR is 4.96% (December 31, 2023 – 5.38%). The debentures have fixed rates of interest and are not subject to variability in cash flows due to interest rate risk.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

16. Nature and extent of risk arising from financial instruments (Continued from previous page)

Liquidity risk

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facility and debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facility and debentures, in each case as they become due and payable. The debentures are subordinated to the credit facility which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facility. See Note 8 and 9 for further details.

	2024	2025	2026	2027	2028	Thereafter
Commitments - operational
Lease payments	307	1,240	1,255	835	247	390
Accounts payable	4,955	—	—	—	—	—
Accruals and other	19,772	—	—	—	—	—
Other purchase obligations	335	812	584	642	221	—
Interest – Credit facility (Note 8)	1,842	6,363	—	—	—	—
Interest – Debentures (Note 9)	778	3,012	683	—	—	—
	27,989	11,427	2,522	1,477	468	390
Commitments – principal repayments
Credit facility (Note 8)	—	—	49,066	—	—	—
Debentures (Note 9) (1)	499	2,190	32,764	—	—	—
	499	2,190	81,830	—		—
Total contractual obligations	28,488	13,617	84,352	1,477	468	390

(1)The debenture principal repayments are payable in either cash or Common Shares, at Mogo’s option. The number of Common Shares required to settle the principal repayments is variable based on the Company's share price at the repayment date.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

17. Equity

(a)
Share capital

The Company’s authorized share capital is comprised of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series of preferred shares.

As of August 14, 2023, Mogo completed a share consolidation of the Company's issued and outstanding common shares (the "Share Consolidation") at a consolidation ratio of 3-for-1. All references to common shares, warrants, derivative warrant liabilities, stock options, and RSUs have been retrospectively adjusted to reflect the Share Consolidation.

As at September 30, 2024, there were 24,472,377 (December 31, 2023 – 24,515,909) Common Shares and no preferred shares issued and outstanding.

(b)
Treasury share reserve

The treasury share reserve comprises the cost of the shares held by the Company. As at September 30, 2024, the Company held 190,706 Common Shares in reserve (December 31, 2023 – 190,706).

(c)
Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of Common Shares reserved for issuance under the Plan is the greater of i) 15% of the number of Common Shares issued and outstanding, and ii) 1,266,667. As a result of a business combination with Mogo Finance Technology Inc. completed on June 21, 2019, there were additional options issued, which were granted pursuant to the Company’s prior stock option plan (the “Prior Plan”). As at September 30, 2024, there are 15,000 of these options outstanding that do not contribute towards the maximum number of Common Shares reserved for issuance under the Plan as described above.

Each option entitles the holder to receive one Common Share upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years and options issued under the Prior Plan have a maximum contractual term of ten years.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

17. Equity (Continued from previous page)

(c)
Options (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options outstanding (000s)	Weighted average grant date fair value $	Weighted average exercise price $	Options exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2022	3,207	—	9.09	1,236	11.22
Options issued	1,362	1.80	2.41	—	—
Forfeited	(1,071)	9.02	9.07	—	—
Balance, December 31, 2023	3,498	—	5.56	1,499	8.18
Options issued	215	1.71	2.38	—	—
Exercised	(2)	8.83	2.12	—	—
Forfeited	(306)	6.47	7.89	—	—
Balance, September 30, 2024	3,405	—	5.14	1,980	6.74

The above noted options have expiry dates ranging from November 2024 to September 2032.

With the exception of performance-based stock options, the fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	Nine months ended
	September 30, 2024	September 30, 2023
Risk-free interest rate	2.73 - 3.51%	3.02 - 4.30%
Expected life	5 years	5 years
Expected volatility in market price of shares	91%	90 - 91%
Expected dividend yield	0%	0%
Expected forfeiture rate	0% - 15%	0% - 15%
Weighted average share price	2.23	2.55

These options generally vest monthly over a four year period after an initial one year cliff.

Total stock-based compensation costs related to options for the three and nine months ended September 30, 2024 was $579 and $1,724 (September 30, 2023 – $797 and $1,891).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

17. Equity (Continued from previous page)

(d) Warrants

	Warrants outstanding (000s)	Weighted average exercise price $	Warrants exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2022	663	13.80	625	14.40
Warrants issued	89	2.79	—	—
Warrants expired	(394)	6.09	(394)	6.09
Balance, December 31, 2023	358	20.53	280	25.46
Warrants issued	500	2.15	—	—
Warrants exercised	—	—	—	—
Warrants expired	(89)	51.15	(89)	51.15
Balance, September 30, 2024	769	5.02	391	7.73

The 768,630 warrants outstanding noted above have expiry dates ranging from June 2025 to August 2027, and do not include the stock warrants accounted for as a derivative financial liability discussed in Note 10.

During the year ended December 31, 2021, the Company also issued 190,961 warrants to purchase Common Shares with exercise prices ranging from USD $16.89 to USD $37.89 per warrant in connection with broker services rendered on offerings during the period. As at September 30, 2024, 101,852 of these warrants remain outstanding and exercisable.

On August 11, 2023, Mogo entered into an extended agreement with Postmedia Network Inc. (“Postmedia”) which is effective January 1, 2023. Under the extended agreement Mogo will receive discounted access to Postmedia’s network. As part of the extended agreement, the companies agreed to: (1) amend the exercise price of the 77,778 outstanding warrants of the Company held by Postmedia to $2.79 per share, each such warrant entitling Postmedia to acquire one Mogo share, and (2) extend the term of these warrants from January 25, 2023 to September 20, 2025. In addition, in 2023 Mogo issued an additional 89,000 warrants, each such new warrant entitling Postmedia to acquire one Mogo share at the same price as the amended warrants. On August 9, 2024 Mogo issued 500,000 warrants to Postmedia as part of the marketing collaboration agreement with an exercise price of $2.15 and an expiry date of August 9, 2027. The expense related to these warrants was determined using the Black Scholes model.

Warrants issued to investors are denominated in a currency other than the functional currency of the Company therefore do not meet the definition of an equity instrument and are classified as derivative financial liabilities. Refer to Note 10 for more details.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2024 and 2023

18. Related party transactions

Related party transactions during the three and nine months ended September 30, 2024, include transactions with debenture holders that incur interest. The related party debentures balance as at September 30, 2024, totaled $138 (December 31, 2023 – $290). The debentures bear annual coupon interest of 8.0% (December 31, 2023 – 8.0%) with interest expense for the three and nine months ended September 30, 2024, totaling $3 and $11, respectively (September 30, 2023 – $6 and $18, respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.